

May 29, 2008

Room 7010

Barbara R. Smith
Vice President, Finance, Chief Financial Officer and
Assistant Secretary
Gerdau Ameristeel Corporation
4221 West Boy Scout Blvd Suite 600
Tampa, Florida 33607

> **Re: Gerdau Ameristeel Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **File No. 001-32317**

Dear Ms. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm

1.  We note PricewaterhouseCoopers report dated March 16, 2007 refers to other auditors and states that they have been furnished the applicable report for Gallatin Steel. Please revise to provide the report by the other auditors in accordance with Article 2 of Regulation S-X.

Note 6.  Goodwill and Intangibles

2.	We note your table of estimated amortization expense for 2008 which estimates amortization expense for 2008 to be $97.0 million.  Estimated amortization for customer relationships in 2008 appears significantly higher compared to estimated amortization in 2009-2012 and the estimated 15 year life for Chaparral's customer relationships.  Tell us the reason amortization expense is higher in 2008 compared to other years for customer relationships and to the extent this difference is related to different amortization methods or anticipated write offs, please revise future filings to disclose such facts.

3.	We note during 2007 the acquisition of Chaparral resulted in $3.0 billion in acquired goodwill which represents 65% of the total purchase price.  Please tell us and disclose why such a significant portion of the purchase price for this acquisition was recorded as goodwill.

* * * * *

		As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

		We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Branch Chief